FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549


                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13A-16 OR 15D-16 OF
                     THE SECURITIES AND EXCHANGE ACT OF 1934


For the month of June 2004

Commission File Number: 000-30683


                               VERB EXCHANGE, INC.
--------------------------------------------------------------------------------
                 (Translation of Registrant's name into English)

Suite 908, 1055 Dunsmuir Street, P. O. Box 49266, Vancouver, BC, Canada V7X 1L2
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                    (Address of principal executive offices)

[Indicate by check mark whether the Registrant files or will file annual reports under cover of forms 20-F or Form 40-F.]

                  Form 20-F    X                Form 40-F
                             -----                         -----

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act 1934.]

                           Yes              No   X
                               -----           -----

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82-____________



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     Increased Tagline Subscriber Count. The company reports a dramatic upswing in subscriber acquisition since the introduction of its new marketing initiative in March 2004. The company's Tagline (trademark) service is available through the company's network of Certified Agents encompassing over 250 sales representatives across the U.S. and Canada..

     In the first five months of 2004, the company's total subscriber count has increased by 147% compared to the total count as of December 31, 2003. The new "One number. One Price" program, introduced in March 2004, has simplified not only the decision making process but also the manner in which customers use Tagline.

     Deployment of myMessenger to Schools Initiated. American Shores (Akron,
Ohio), a strategic partner with the company for sales to the U.S. educational market, has completed its first myMessenger sale. This sale involves a statewide association in the educational market that will touch may school districts. Multiple presentations to Ohio school districts, superintendents and principals, have been made as part of the initial go to market strategy. The myMessenger service is a key method for communicating with the staff, student households, and their community in a quick, comprehensive and cost effective manner.



                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                           VERB EXCHANGE INC.


Date: June 8, 2004                         By:    /s/  David Ebert
                                                --------------------------------
                                                DAVID EBERT,
                                                Senior Vice-President,
                                                Corporate Affairs





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